SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 23, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO

DO ESTADO DE SÃO PAULO - SABESP

Publicly Held Company

Corporate Taxpayers’ Id. (CNPJ): 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo - SABESP (“Company” or “SABESP”), pursuant to CVM Instruction 358 of January 3, 2002, hereby informs the public that, on June 22nd, 2010, its Board of Directors authorized the Executive Board to execute a “Public Water Supply and Sewage Services Contract” between the Company, the State of São Paulo (“State”) and the Municipality of São Paulo (“Municipality”) to assure the Company the right to provide public water supply and sewage services in the State Capital for a period of 30 (thirty) years.

In compliance with the best corporate governance practices, the Company has shown in its financial statements (Explanatory Notes) the situation of the “Agreements with the Municipality of São Paulo”.

The key aspects of the Contract, which is expected to be signed in the next few days by the State, the Municipality and the Company, as well as the Agreement to be signed between the State and the Municipality with the intermediation and consent of SABESP and the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”), are:

1.     The State and the Municipality assign SABESP the right to provide sanitation services to the Capital of the State of São Paulo, which involves the obligation to provide the services and the right to be remunerated through the receipt of tariff revenues;

2.     The State and the Municipality determine ARSESP as the entity responsible for the regulatory functions, including tariffs, control and inspection of services;

3.     The valuation  was based on the discounted cash flow method, which took into account the economic and financial sustainability of SABESP’s operations in the Metropolitan Region of São Paulo;

4.     The cash flow included all operating costs, taxes, investments and the remuneration for the opportunity cost of SABESP’s investors and creditors;

5.     The investments foreseen in the Contract correspond to the minimum amount of 13% of gross revenue obtained from the provision of services in the Municipality of São Paulo, net of Cofins and Pasep taxes, and are already considered in the Investment Plan announced by the Company;

6.     The transfer of funds to the Municipal Environmental Sanitation and Infrastructure Fund for use in actions relating to sanitation services in the State Capital, constitutes a fee to be recovered in the tariff, as determined in the Contract. This amount corresponds to 7.5% (seven point five percent) of gross revenue from the provision of services in the Municipality of São Paulo, net of Cofins and Pasep taxes;

7.     The opportunity cost of SABESP’s investors and creditors was established using the weighted average cost of capital (WACC) methodology. This figure was used as the cash flow discount rate; and

8.     The Contract envisages the remuneration of the net assets in operation, calculated preferably through asset valuation or by the monetarily updated book value, to be established by ARSESP. The Contract also foresees the remuneration of the investments to be made by SABESP, such that there will be no residual value at the end of the Contract period.

The establishment of a formal contract with the Municipality of São Paulo, which represents approximately 56% of the Company’s total revenue, guarantees legal and asset security to SABESP, adequate return to shareholders and quality services supply to its clients.

SABESP will publish the relevant documents in its website (www.sabesp.com.br) after the Contract and the Agreement are executed.

São Paulo, June 22, 2010.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 23, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.